TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets	
Cash and cash equivalents	$ 953,609
Due from member	770,754
Due from broker	4,515
Prepaid expenses and other assets	29,014
Property and equipment - net of $168,662 accumulated depreciation	63,950
Total assets	$ 1,821,842
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 154,829
Accrued compensation	227,496
Total liabilities	382,325
Member's equity	1,439,517
Total liabilities and member's equity	$ 1,821,842

The accompanying notes are an integral part of these financial statements.